SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 5)*

                               UTi WORLDWIDE INC.
                                (Name of Issuer)

                          ORDINARY SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                                    G87210103
                                 (CUSIP Number)

                                October 29, 2004
                      (Date of Event Which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [ ]    Rule 13d-1(c)
                  [X]    Rule 13d-1(d)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. G87210103                   13G                            Page 2 of 7

1.   NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
     Union-Transport Holdings Inc.



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                            a[ ]
                                                                            b[X]

3.   SEC USE ONLY _______________________________


4.   CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands


NUMBER OF           5.       SOLE VOTING POWER:                 0(1)

SHARES
BENEFICIALLY        6.       SHARED VOTING POWER:               0(1)

OWNED BY
EACH                7.       SOLE DISPOSITIVE POWER:            1,813,225

REPORTING
PERSON              8.       SHARED DISPOSITIVE POWER:          0

WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,813,225


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.89%, based on 30,801,464 outstanding ordinary shares as set forth in the Issuer's Form 10-Q for the quarterly period ended July 31, 2004.


12.  TYPE OF REPORTING PERSON: CO


* See Instructions before filling out.


____________________
1 See description of voting agreements in Amendment No. 2 to the original
Schedule 13G.

CUSIP No. G87210103                   13G                            Page 3 of 7


1.   NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
     PTR Holdings Inc.



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                            a[ ]
                                                                            b[X]

3.   SEC USE ONLY _______________________________


4.   CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands


NUMBER OF           5.       SOLE VOTING POWER:                 0(1)

SHARES
BENEFICIALLY        6.       SHARED VOTING POWER:               0(1)

OWNED BY
EACH                7.       SOLE DISPOSITIVE POWER:            3,104,501(2)

REPORTING
PERSON              8.       SHARED DISPOSITIVE POWER:          0

WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,104,501(2)


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 10.08%, based on 30,801,464 outstanding ordinary shares as set forth in the Issuer's Form 10-Q for the quarterly period ended July 31, 2004.


12.  TYPE OF REPORTING PERSON: CO


* See Instructions before filling out.


____________________
1 See description of voting agreements in Amendment No. 2 to the original
Schedule 13G.

2 Includes 1,291,276 ordinary shares registered in the name of PTR Holdings Inc. and 1,813,225 shares registered in the name of Union-Transport Holdings Inc.

CUSIP No. G87210103                   13G                            Page 4 of 7


1.   NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
     Anubis Trust



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                            a[ ]
                                                                            b[ ]

3.   SEC USE ONLY _______________________________


4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey Islands


NUMBER OF           5.       SOLE VOTING POWER:                 0

SHARES
BENEFICIALLY        6.       SHARED VOTING POWER:               0

OWNED BY
EACH                7.       SOLE DISPOSITIVE POWER:            0

REPORTING
PERSON              8.       SHARED DISPOSITIVE POWER:          0

WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0


12.  TYPE OF REPORTING PERSON: OO


* See Instructions before filling out.

CUSIP No. G87210103                   13G                            Page 5 of 7


This Amendment No. 5 amends Amendment No. 4 to the original Schedule 13G ("Original Schedule 13G") filed with the Securities and Exchange Commission by Union-Transport Holdings Inc. ("UT Holdings"), PTR Holdings Inc. ("PTR Holdings") and the Anubis Trust. This Amendment is being filed as a result of the information disclosed in Item 5 below and the sales by PTR Holdings of an aggregate of 200,000 shares of UTi Worldwide Inc., a British Virgin Islands company ("Issuer"). Such sales took place on April 13, 2004 through April 15, 2004 pursuant to Rule 144 as promulgated under the Securities Act of 1933, as amended.

Item 5. Ownership of Five Percent or Less of a Class

Effective October 29, 2004, the voting arrangement involving the Anubis Trust described in the Original Schedule 13G was terminated and therefore the Anubis Trust has ceased to be the beneficial owner of more than five percent of the Issuer's ordinary shares and any obligation of the Anubis Trust to report beneficial ownership of the Issuer's ordinary shares that may have arisen from the voting arrangement has terminated as of such date.

Other than noted in the paragraphs above, there are no changes in the information set forth in Amendment No. 4 to the Original Schedule 13G, which remains in full force and effect.

CUSIP No. G87210103                   13G                            Page 6 of 7


                                    SIGNATURE

The Reporting Persons signing below previously executed a joint filing agreement which was filed as Exhibit A to the Original Schedule 13G, a copy of which was also attached as Exhibit A to Amendment No. 2 to the Original Schedule 13G.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 29, 2004

                                  PTR HOLDINGS, INC.



                                  By: /s/ Martin Wright
                                     ------------------------
                                  Name:  Martin Wright
                                  Title: Director

                                  UNION-TRANSPORT HOLDINGS INC.



                                  By: /s/ Ian Whitecourt
                                     -------------------------------
                                  Name:  Ian Whitecourt
                                  Title: Director

                                  ANUBIS TRUST

                                  By: PKF Trustees Limited, the Trustees of the
                                      Anubis Trust

                                           By: /s/ Robert Fearis
                                              -------------------
                                           Name:   Robert Fearis
                                           Title:  Director

CUSIP No. G87210103                   13G                            Page 7 of 7


                                  EXHIBIT INDEX



99.1 Voting Agreement between UT Holdings and PTR Holdings Inc. (previously filed as an exhibit to Amendment No. 1 to this 13G).

99.2 Voting Agreement between PTR Holdings Inc. and Anubis Trust (previously filed as an exhibit to Amendment No. 1 to this 13G).